UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information	Coca-Cola FEMSA presents 2011 Financial Information under International Financial Reporting Standards (IFRS)

Mexican Stock Exchange
Ticker: KOFL

Mexico City, Mexico – March 29, 2012 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world, presents its quarterly and full year 2011 results under International Financial Reporting Standards (IFRS).

Background Information

Beginning in 2012, Mexican companies with securities listed on the Mexican National Securities’ Registry (Registro Nacional de Valores) of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), are required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The information contained in this document is based on audited financial results for the year ended December 31, 2011 prepared in accordance with the Mexican Financial Reporting Standards (Normas de Información Financiera Mexicana or “MFRS”) that have been translated to IFRS.

For comparison purposes, the Company’s transition date is January 1, 2011, and the Company has applied the provisions of IFRS 1 for the presentation of its financial results.

For more information, please refer to the notes to Coca-Cola FEMSA’s 2011 financial statements, contained in its annual report.

***

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, the southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 35 bottling facilities in Latin America and serves more than 1,700,000 retailers in the region.

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx
(5255) 5081-5120 / 5121

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Carlos Uribe
carlos.uribe@kof.com.mx
(5255) 5081-5148

Website:
www.coca-colafemsa.com

March 29, 2012	Page 1

Significant Accounting Effects

Fixed Assets (Property, Plant and Equipment (PPE) – Valuation

The Company valued its fixed assets at their historical costs in all countries, except for Venezuela, where the historical cost was the cost as of the acquisition date, restated pursuant to the rate of inflation (because such country is considered a hyperinflationary economy).

Intangible Assets – Valuation

The Company valued its intangible assets at their historical costs.

With regards to IAS (International Accounting Standard) 38 “Intangible Assets”, the Company identified certain intangible assets that do not meet the requirements to be considered as such under IFRS, mainly launching costs for new products. As such, costs are recognized in our results at the moment they are incurred in.

Differed Income Tax – Calculation

The adjustments under IFRS recognized by the Company affected the calculation of the differed income tax, in terms of the provisions of IAS 12, “Income Tax”.

Presentation of Financial Statements – Changes in the Presentation of Financial Statements

In terms of IAS 1 “Presentation of Financial Statements”, the operating income line is not required under IFRS; nevertheless, we will continue to include this line for the benefit of the reader, as a non-GAAP item.

Other Expenses and Other Products - Recognition as Operating Expenses

Several accounting items that were not included in the results of operations will be reclassified as part of the results of operations under IFRS. These accounting items will include employee profit sharing (participación de los trabajadores en las utilidades or PTU), restructuring costs, fixed assets sales/retirement and the equity method in operative investments.

Employment Termination – Cancelation of the Liabilities for Indemnifications

Under IFRS, the costs related to employment termination will be recognized in the results as of the moment that an agreement has been reached to terminate the employment with the employee. In terms of the foregoing, as of the transition date, the Company has canceled its liabilities for indemnifications.

Inflation – Determination of Hyperinflationary Economies

In terms of NIF B-10 “Recognition of Inflation”, the inflationary effects of the financial information must be recognized when the economy is considered to be inflationary, i.e., when accumulated inflation for the three previous years is equal to or greater than 26%. Furthermore, pursuant to IAS 29, an economy is hyperinflationary when accumulated inflation for the three previous years is close to or exceeds 100% (among other economic indicators). The Company has eliminated the inflationary effects that were previously registered in Mexico for the years 1998 through 2007. For foreign subsidiaries, the accumulated inflation, as of the acquisition date was eliminated (except for Venezuela, which is considered to be a hyperinflationary economy), as of the date when the Company started consolidating them.

Presentation of information under Generally Accepted Accounting Principles in the United States of America (U.S. GAAP)

As a result of the process for adopting IFRS, annual financial information will not be presented under Generally Accepted Accounting Principles in the United States of America (U.S. GAAP).

(7 pages of tables to follow)

March 29, 2012	Page 2

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.		MFRS	Adjust.		IFRS		MFRS	Adjust.		IFRS

Assets		31-Dec-11			31-Dec-11	01-Jan-11				01-Jan-11
Current Assets
Cash, cash equivalents and marketable securities	Ps.	12,661	(488)	Ps.	12,173	Ps.	12,534	(392)	Ps.	12,142 (A)
Total accounts receivable		8,634	(2)		8,632		6,363	(2)		6,361
Inventories		7,573	(24)		7,549		5,007	-		5,007
Other current assets		3,206	478		3,684		2,532	356		2,888	(A)
Total current assets		32,074	(36)		32,038		26,436	(38)		26,398
Property, plant and equipment
Property, plant and equipment		73,309	(8,664)		64,645		57,104	(8,134)		48,970
Accumulated depreciation		(31,807)	5,104		(26,703)		(25,230)	4,492		(20,738)
Total property, plant and equipment, net		41,502	(3,560)		37,942		31,874	(3,642)		28,232	(B)(C)
Other non-current assets		78,032	(7,498)		70,534		55,751	(6,881)		48,870	(C)(D)
Total Assets	Ps.	151,608	(11,094)	Ps.	140,514	Ps.	114,061	(10,561)	Ps.	103,500

Liabilities and Shareholders' Equity		31-Dec-11	Adjust.		31-Dec-11		01-Jan-11	Adjust.		01-Jan-11
Current Liabilities
Short-term bank loans and notes	Ps.	5,540	-	Ps.	5,540	Ps.	1,840	-	Ps.	1,840
Suppliers		11,852	-		11,852		8,988	-		8,988
Other current liabilities		7,685	11		7,696		6,818	7		6,825
Total Current Liabilities		25,077	11		25,088		17,646	7		17,653
Long-term bank loans		17,034	(56)		16,978		15,511	(56)		15,455
Other long-term liabilities		8,717	(3,322)		5,395		7,023	(1,816)		5,207	(D)
Total Liabilities		50,828	(3,367)		47,461		40,180	(1,865)		38,315
Shareholders' Equity
Non-controlling interest		3,089	(13)		3,076		2,602	(30)		2,572
Total controlling interest		97,691	(7,714)		89,977		71,279	(8,666)		62,613	(C)(D)
Total shareholders' equity		100,780	(7,727)		93,053		73,881	(8,696)		65,185
Liabilities and Shareholders' Equity	Ps.	151,608	(11,094)	Ps.	140,514	Ps.	114,061	(10,561)	Ps.	103,500

(A) Reclassification of Restrictive Cash and marketable securities to Other current assets.
(B) Reclassification of leasehold improvements from other assets to Property, plant and equipment, net.
(C) Elimination of Inflation effects (valuing at historical cost)of Property, Plant and Equipment, Intangible Assets and Other Assets related to economies that, under IFRS, are considered as Non-hiperinflationary
(D) Recalculation of deferred income tax

March 29, 2012	Page 3

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)	MFRS		Adjust.	IFRS
	2011	% Ing		2011	% Ing
Volume (million unit cases) (2)	2,648.7		-	2,648.7
Average price per unit case (2)	45.38		(0.54)	44.84
Net revenues	124,066		(1,428)	122,638		(A)
Other operating revenues	649		(63)	586		(A)
Total revenues	124,715	100%	(1,491)	123,224	100%	(A)
Cost of goods sold	67,488	54.1%	(803)	66,685	54.1%	(A)(B)(C)(D)
Gross profit	57,227	45.9%	(688)	56,539	45.9%
Operating expenses	37,075	29.7%	58	37,133	30.1%	(A)(B)(C)(D)
Other operative expenses, net	-	0.0%	667	667	0.5%	(E)(F)(G)
Operating income (3)	20,152	16.2%	(1,413)	18,739	15.2%
Other non operative expenses, net	2,326		(1,849)	477		(C)(E)(F)
Interest expense	1,736		(63)	1,673
Interest income	601		(24)	577
Interest expense, net	1,135		(39)	1,096
Foreign exchange loss (gain)	(62)		174	112		(G)
Gain on monetary position in Inflationary subsidiries	(155)		94	(61)		(A)
Market value (gain) loss on ineffective portion of derivative instruments	140		(2)	138		(H)
Comprehensive financing result	1,058		227	1,285
Income before taxes	16,768		209	16,977
Income taxes	5,599		4	5,603		(I)
Consolidated net income	11,169		205	11,374
Net controlling interest income	10,615	8.5%	204	10,819	8.8%
Net non-controlling interest income	554		1	555
Operating income (3)	20,152	16.2%	(1,413)	18,739	15.2%
Depreciation	3,269		486	3,755		(B)
Amortization and other operative non-cash charges	1,577		(671)	906		(D)(E)(F)(G)
Operative cash flow (4)	24,998	20.0%	(1,598)	23,400	19.0%
(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer sales results
(3) The Operating income line is presented as a non-GAAP measure for the convenience of the reader
(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.
Since October 2011, we integrated Grupo Tampico in the operations of Mexico.
Since December 2011, we integrated Grupo CIMSA in the operations of Mexico.
IFRS Adjustments:
(A) Elimination of inflation effects recognized on non hiperinflationary economies under IFRS (Nicaragua, Costa Rica and Argentina).
(B) Change on depreciation and amortization based on new balance of Assets.
(C) Reclassification of Employee Profit Sharing from other non operative expenses to cost of sales and administrative and selling expenses.
(D) Elimination of provisions of severance, labor cost of past services and actuarial gain or loss.
(E) Reclassification of equity method related with operative investments.
(F) The expenses related to severance payments resulting from restructuring programs , sales, write-off and imparment of long live assets and sales of materials were reclassified from other non operative expense to other operative expenses.
(G) Reclassification of Operative Foreign exchange (loss) gain from Integral result of financing to other operative (expenses) income.
(H) Elimination of Embedded Financial derivatives
(I) Recalculation of deferred income tax

March 29, 2012	Page 4

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)	IFRS		IFRS		IFRS		IFRS
	1Q 11	% Ing	2Q 11	% Ing	3Q 11	% Ing	4Q 11	% Ing
Volume (million unit cases) (2)	604.8		665.6		645.9		732.3
Average price per unit case (2)	40.98		41.19		44.89		47.38
Net revenues	25,725		28,267		29,936		35,897
Other operating revenues	128		121		141		193
Total revenues	25,853	100%	28,388	100%	30,077	100%	36,090	100%
Cost of goods sold	14,070	54.4%	15,346	54.1%	16,158	53.7%	19,646	54.4%
Gross profit	11,783	45.6%	13,042	45.9%	13,919	46.3%	16,444	45.6%
Operating expenses	7,964	30.8%	8,610	30.3%	9,377	31.2%	10,123	28.0%
Other operative expenses, net	4	0.0%	27	0.1%	28	0.1%	608	1.7%
Operating income (3)	3,815	14.8%	4,405	15.5%	4,514	15.0%	5,713	15.8%
Other non operative expenses, net	44		59		99		272
Interest expense	342		401		460		468
Interest income	94		146		201		129
Interest expense, net	248		255		259		339
Foreign exchange loss (gain)	13		68		(57)		88
Gain on monetary position in Inflationary subsidiries	(3)		(18)		2		(35)
Market value (gain) loss on ineffective portion of derivative instruments	(61)		13		281		(96)
Comprehensive financing result	197		318		485		296
Income before taxes	3,574		4,028		3,930		5,145
Income taxes	1,231		1,244		1,429		1,603
Consolidated net income	2,343		2,784		2,501		3,542
Net controlling interest income	2,235	8.6%	2,676	9.4%	2,302	7.7%	3,404	9.4%
Net non-controlling interest income	108		108		199		138
Operating income (3)	3,815	14.8%	4,405	15.5%	4,514	15.0%	5,713	15.8%
Depreciation	845		875		885		1,067
Amortization and other operative non-cash charges	74		116		156		551
Operative cash flow (4)	4,734	18.3%	5,396	19.0%	5,555	18.5%	7,331	20.3%
(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer sales results
(3) The Operating income line is presented as a non-GAAP measure for the convenience of the reader
(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.
Since October 2011, we integrated Grupo Tampico in the operations of Mexico.
Since December 2011, we integrated Grupo CIMSA in the operations of Mexico.

March 29, 2012	Page 5

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)	MFRS		Adjust.	IFRS
	2011	% Ing		2011	% Ing
Volume (million unit cases)	1,510.8		-	1,510.8
Average price per unit case	34.39		(0.34)	34.06
Net revenues	51,960		(507)	51,453		(A)
Other operating revenues	236		(29)	207		(A)
Total revenues	52,196	100.0%	(536)	51,660	100.0%	(A)
Cost of goods sold	27,421	52.5%	(338)	27,083	52.4%	(A)(B)(C)(D)
Gross profit	24,775	47.5%	(198)	24,577	47.6%
Operating expenses	15,869	30.4%	5	15,874	30.7%	(A)(B)(C)(D)
Other operative expenses, net	-	0.0%	21	21	0.0%	(E)(F)(G)
Operating income (2)	8,906	17.1%	(224)	8,682	16.8%
Depreciation, amortization & other operative non-cash charges	2,278	4.4%	(279)	1,999	3.9%	(B)(D)(E)(F)(G)
Operative cash flow (3)	11,184	21.4%	(503)	10,681	20.7%

(1) Except volume and average price per unit case figures.
(2) The Operating income line is presented as a non-GAAP measure for the convenience of the reader
(3) Operative cash flow = Operating Income + Depreciation, amortization & other operative non-cash charges.
Since October 2011, we integrated Grupo Tampico in the operations of Mexico.
Since December 2011, we integrated Grupo CIMSA in the operations of Mexico.
IFRS Adjustments:
(A) Elimination of inflation effects recognized on non hiperinflationary economies under IFRS (Nicaragua and Costa Rica) .
(B) Change on depreciation and amortization based on new balance of Assets.
(C) Reclassification of Employee Profit Sharing from other non operative expenses to cost of sales and administrative and selling expenses.
(D) Elimination of provisions of severance, labor cost of past services and actuarial gain or loss.
(E) Reclassification of equity method related with operative investments.

(F) The expenses related to severance payments resulting from restructuring programs , sales, write-off and imparment of long live assets and sales of materials were reclassified from other non operative expense to other operative expenses.

(G) Reclassification of Operative Foreign exchange (loss) gain from Integral result of financing to other operative (expenses) income.

March 29, 2012	Page 6

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)	IFRS		IFRS		IFRS		IFRS

	1Q 11	% Ing	2Q 11	% Ing	3Q 11	% Ing	4Q 11	% Ing
Volume (million unit cases)	331.7		402.2		366.7		410.3
Average price per unit case	33.45		33.55		34.05		35.04
Net revenues	11,096		13,494		12,486		14,377
Other operating revenues	22		38		46		101
Total revenues	11,118	100.0%	13,532	100.0%	12,532	100.0%	14,478	100.0%
Cost of goods sold	5,797	52.1%	6,865	50.7%	6,533	52.1%	7,888	54.5%
Gross profit	5,321	47.9%	6,667	49.3%	5,999	47.9%	6,590	45.5%
Operating expenses	3,656	32.9%	4,103	30.3%	4,002	31.9%	4,113	28.4%
Other operative expenses, net	(8)	-0.1%	23	0.2%	(6)	0.0%	12	0.1%
Operating income (2)	1,673	15.0%	2,541	18.8%	2,003	16.0%	2,465	17.0%
Depreciation, amortization & other operative non-cash charges	441	4.0%	506	3.7%	517	4.1%	535	3.7%
Operative cash flow (3)	2,114	19.0%	3,047	22.5%	2,520	20.1%	3,000	20.7%

(1) Except volume and average price per unit case figures.
(2) The Operating income line is presented as a non-GAAP measure for the convenience of the reader
(3) Operative cash flow = Operating Income + Depreciation, amortization & other operative non-cash charges.
Since October 2011, we integrated Grupo Tampico in the operations of Mexico.
Since December 2011, we integrated Grupo CIMSA in the operations of Mexico.

March 29, 2012	Page 7

South America Division
Expressed in millions of Mexican pesos(1)	MFRS		Adjust.	IFRS

	2011	% Ing		2011	% Ing
Volume (million unit cases) (2)	1,137.9		-	1,137.9
Average price per unit case (2)	59.97		(0.81)	59.16
Net revenues	72,106		(921)	71,185		(A)
Other operating revenues	413		(34)	379		(A)
Total revenues	72,519	100.0%	(955)	71,564	100.0%	(A)
Cost of goods sold	40,067	55.3%	(465)	39,602	55.3%	(A)(B)(C)(D)
Gross profit	32,452	44.7%	(490)	31,962	44.7%
Operating expenses	21,206	29.2%	55	21,261	29.7%	(A)(B)(C)(D)
Other operative expenses, net	-	0.0%	646	646	0.9%	(E)(F)(G)
Operating income (3)	11,246	15.5%	(1,191)	10,055	14.1%
Depreciation, amortization & other operative non-cash charges	2,568	3.5%	94	2,662	3.7%	(B)(D)(E)(F)(G)
Operative cash flow (4)	13,814	19.0%	(1,097)	12,717	17.8%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer sales results
(3) The Operating income line is presented as a non-GAAP measure for the convenience of the reader
(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.
IFRS Adjustments:
(A) Elimination of inflation effects recognized on non hiperinflationary economies under IFRS (Argentina).
(B) Change on depreciation and amortization based on new balance of Assets.
(C) Reclassification of Employee Profit Sharing from other non operative expenses to cost of sales and administrative and selling expenses.
(D) Elimination of provisions of severance, labor cost of past services and actuarial gain or loss.
(E) Reclassification of equity method related with operative investments.
(F) The expenses related to severance payments resulting from restructuring programs , sales, write-off and imparment of long live assets and sales of materials were reclassified from other non operative expense to other operative expenses.
(G) Reclassification of Operative Foreign exchange (loss) gain from Integral result of financing to other operative (expenses) income.

March 29, 2012	Page 8

South America Division
Expressed in millions of Mexican pesos(1)	IFRS		IFRS		IFRS		IFRS

	1Q 11	% Ing	2Q 11	% Ing	3Q 11	% Ing	4Q 11	% Ing
Volume (million unit cases) (2)	273.1		263.4		279.2		322.0
Average price per unit case (2)	50.12		52.86		59.13		63.11
Net revenues	14,629		14,773		17,450		21,520
Other operating revenues	106		83		95		92
Total revenues	14,735	100.0%	14,856	100.0%	17,545	100.0%	21,612	100.0%
Cost of goods sold	8,273	56.1%	8,481	57.1%	9,625	54.9%	11,758	54.4%
Gross profit	6,462	43.9%	6,375	42.9%	7,920	45.1%	9,854	45.6%
Operating expenses	4,308	29.2%	4,507	30.3%	5,375	30.6%	6,010	27.8%
Other operative expenses, net	12	0.1%	4	0.0%	34	0.2%	596	2.8%
Operating income (3)	2,142	14.5%	1,864	12.5%	2,511	14.3%	3,248	15.0%
Depreciation, amortization & other operative non-cash charges	478	3.2%	485	3.3%	524	3.0%	1,083	5.0%
Operative cash flow (4)	2,620	17.8%	2,349	15.8%	3,035	17.3%	4,331	20.0%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer sales results
(3) The Operating income line is presented as a non-GAAP measure for the convenience of the reader
(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.

March 29, 2012	Page 9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: March 29, 2012